UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 31, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations

Munich, July 31, 2013

Ad-hoc Announcement

according to § 15 WpHG (Securities Trading Act)

Joe Kaeser new President and Chief Executive Officer of Siemens AG

Joe Kaeser, Chief Financial Officer (CFO) of Siemens AG since 2006, is designated as the new President and Chief Executive Officer of Siemens AG, effective August 1st, 2013.

The current CEO Peter Löscher resigns and leaves the Board of Siemens AG by mutual agreement. The Supervisory Board of Siemens AG has taken the decision unanimously to appoint Joe Kaeser as new CEO and has accepted the decision of Peter Löscher to resign and leave the Board. A new CFO will be appointed in due course.

Siemens will publish its figures for the third quarter of fiscal 2013 today at around 12:00 and not as originally planned on August 1st of 2013.

1 / 1

Siemens AG	Mariel von Drathen
CF IR	Wittelsbacherplatz 2
Investor Relations	D-80333 Munich
D-80312 Munich	Phone: +49-89 636 32474; Fax: -32830
E-Mail: investorrelations@siemens.com

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Signature page

KEY FIGURES Q3 AND FIRST NINE MONTHS OF FISCAL 20131, 2

preliminary and unaudited; in millions of €, except where otherwise stated

				% Change		1st nine months			% Change
VOLUME	Q3 2013	Q3 2012	Actual	Adjusted[3]		2013	2012	Actual	Adjusted[3]
Continuing operations
Orders	21,141	17,770		19%	21%	61,984	55,458		12%	12%
Revenue	19,248	19,542		(2)%	(1)%	55,404	56,741		(2)%	(3)%

						1st nine months
EARNINGS	Q3 2013	Q3 2012	% Change			2013	2012	% Change
Total Sectors
Adjusted EBITDA	1,823	2,299		(21)%		5,855	6,735		(13)%
Total Sectors profit	1,261	1,817		(31)%		4,175	5,347		(22)%
in % of revenue (Total Sectors)	6.5%	9.2%				7.5%	9.3%
Continuing operations
Adjusted EBITDA	1,831	2,343		(22)%		6,044	7,085		(15)%
Income from continuing operations	1,004	1,152		(13)%		3,131	3,417		(8)%
Basic earnings per share (in €)[4]	1.16	1.28		(9)%		3.64	3.81		(4)%
Continuing and discontinued operations
Net income	1,098	770		43%		3,341	3,092		8%
Basic earnings per share (in €)[4]	1.27	0.85		50%		3.88	3.43		13%

CAPITAL EFFICIENCY	Q3 2013		Q3 2012			1st nine months 2013		1st nine months 2012
Continuing operations
Return on capital employed (ROCE) (adjusted)	13.1%			14.5%		13.5%			15.3%

CASH PERFORMANCE	Q3 2013		Q3 2012			1st nine months 2013		1st nine months 2012
Continuing operations
Free cash flow	973			899		915			418
Cash conversion rate	0.97			0.78		0.29			0.12
Continuing and discontinued operations
Free cash flow	1,053			967		992			291
Cash conversion rate	0.96			1.26		0.30			0.09

LIQUIDITY AND CAPITAL STRUCTURE	June 30, 2013					September 30, 2012
Cash and cash equivalents				6,071		10,891
Total equity (Shareholders of Siemens AG)				27,393		30,855
Net debt				16,219		9,292
Adjusted industrial net debt				8,911		2,271

	June 30, 2013					September 30, 2012
EMPLOYEES (IN THOUSANDS)	Continuing operations		Total[6]			Continuing operations		Total[6]

Employees	368			404		370			410
Germany	119			129		119			130
Outside Germany	249			275		251			280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP

2	April 1 — June 30, 2013 and October 1, 2012 — June 30, 2013.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 843,107 and 879,228 and for the first nine months to 844,046 and 877,466 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of June 30, 2013 and 2012 by annualized adjusted EBITDA.

6	Continuing and discontinued operations.

Major Progress with Portfolio Optimization

Financial Highlights:

•	Orders for the third quarter rose 19% year-over-year, to €21.141 billion. Revenue was €19.248 billion, 2% below the prior-year level.

•	The book-to-bill ratio was 1.10, and Siemens’ order backlog reached a new high at €102 billion.

•	Total Sectors profit declined to €1.261 billion, due primarily to third-quarter charges totaling €436 million for the “Siemens 2014” productivity improvement program.

•	Income from continuing operations was lower year-over-year, at €1.004 billion.

•	Net income rose to €1.098 billion. Corresponding basic EPS was €1.27, up from €0.85 in the prior-year period.

•	Free cash flow from continuing operations increased to €973 million.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities and OSRAM	13

Outlook	13

Notes and Forward– Looking Statements	14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Earnings Release Q3 2013 April 1 to June 30, 2013 Munich, Germany, July 31, 2013

Siemens      2

Orders and Revenue

Significant rise in orders, slight decline in revenue

Third-quarter orders rose 19% year-over-year, lifted by a higher volume of large orders. On a comparable basis, excluding currency translation and portfolio effects, orders were 21% higher. Reported revenue was 2% below the level a year earlier, and on a comparable basis revenue was less than 1% below the prior-year level. The book-to-bill ratio for Siemens was 1.10, and the order backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high at €102 billion.

Orders climb on major contract win

Orders in Infrastructure & Cities rose on a contract win worth €3.0 billion for trains and maintenance in the U.K., one of Siemens’ largest train orders. Orders for the other three Sectors were close to their respective levels in the third quarter a year ago.

On a geographic basis, the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) reported sharp order growth due primarily to the large order mentioned above. Orders came in lower in the Asia, Australia and Americas regions. Emerging markets on a global basis grew 6% year-over-year, and accounted for €7.096 billion, or 34%, of total orders for the quarter.

Revenue development shows mixed picture

The Infrastructure & Cities and Healthcare Sectors reported higher revenue compared to the prior-year quarter, with a majority of businesses in each Sector contributing to growth. These increases were more than offset by revenue declines in Energy and Industry compared to the third quarter a year earlier.

On a regional basis, revenue rose in Asia, Australia and Europe/CAME. In contrast, revenue fell in the Americas due primarily to the wind power market in the U.S. Emerging markets on a global basis reported a 2% increase in revenue year-over-year, and accounted for €6.458 billion, or 34%, of total revenue for the third quarter.

Book-to-Bill ratio

0.91
0.99
1.07
1.19
1.10
17,770
19,542
21,504
21,754
19,392
18,146
21,451
18,011
21,141
19,248
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Figures in millions of €

Orders Revenue Book-to-Bill ratio

Orders & Revenue

21%
19%
7%
6%
(1)%
(2)%
4%
2%
17,770
21,141
6,708
7,096
19,542
19,248
6,329
6,458
Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

Q3 2012 Q3 2013 Actual change
Adjusted change

Orders & Revenue by Region

Orders

45%
42%
4%
4%
1%
(1)%
4%
4%
(5)%
(5)%
13%
15%
8,632
12,269
2,345
2,435
4,819
4,789
3,232
3,369
4,318
4,082
1,725
1,975
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
Revenue
2%
1%
2%
2%
(7)%
(8)%
(15)%
(15)%
3%
2%
(6)%
(5)%
9,751
9,848
2,653
2,699
5,937
5,482
4,482
3,788
3,854
3,918
1,674
1,590
Figures in millions of €

Q3 2012 Q3 2013 Actual change * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

Orders & Revenue by Sector

Orders

3%
2%
2%
(1)%
0%
0%
83%
79%
5,246
5,353
3,316
3,274
5,116
5,135
4,185
7,505
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
(4)%
(5)%
4%
1%
(2)%
(2)%
3%
4%
7,025
6,639
3,343
3,367
5,102
4,990
4,271
4,456
Figures in millions of €

Q3 2012 Q3 2013 Actual change
Adjusted change

Siemens      3

Income and Profit

Update on “Siemens 2014”

In the third quarter, Siemens continued to implement “Siemens 2014,” a company-wide program aimed at improving profitability in the Sectors. One condition required for reaching the program’s ambitious target margin was a return to moderate revenue growth in fiscal 2014. This growth is not expected to materialize, due mainly to the market environment. As a result, Siemens no longer expects to achieve a Total Sectors profit margin of at least 12% by fiscal 2014. Measures for optimizing Siemens’ portfolio and reducing costs are largely on track.

Cost reduction measures in the Sectors focused primarily on improving regional footprints, adjusting capacity, and increasing process efficiency. These measures resulted in charges of €436 million overall, taken primarily in Infrastructure & Cities (€180 million), Industry (€140 million), and Energy (€102 million). Healthcare, which launched its productivity improvement measures a year ahead of “Siemens 2014,” recorded €14 million in related charges. Siemens expects substantial additional charges for “Siemens 2014” in the fourth quarter of the fiscal year.

Total Sectors profit declines on “Siemens 2014” charges

Total Sectors profit was €1.261 billion in the third quarter, down from the prior-year level due primarily to the “Siemens 2014” charges mentioned above. While Healthcare increased its profit year-over-year to €499  million, the other three Sectors reported lower profit compared to the prior-year period. Energy recorded a €91 million profit impact related to inspecting and retrofitting onshore wind turbine blades, and reported profit of €430 million. Industry’s profit declined to €347 million, and Infrastructure & Cities posted a loss of €15 million due to “Siemens 2014” charges.

Positive effect from progress with portfolio optimization

Income from continuing operations came in at €1.004 billion, down from €1.152 billion a year earlier. Corresponding basic EPS was €1.16 in the current period compared to €1.28 a year earlier. The main factor in the decline was lower Total Sectors profit. This was partly offset by improved results outside the Sectors. In particular, Equity Investments included a positive €301 million effect related to the previously announced divestment of Siemens’ stake in Nokia Siemens Networks B.V. (NSN). In addition, the equity investment loss related to Siemens’ stake in NSN narrowed year-over-year.

Net income rises on income from discontinued operations

Net income for the third quarter increased to €1.098 billion from €770  million a year earlier. Corresponding basic EPS rose to €1.27 from €0.85 in the prior-year period. These increases were due primarily to discontinued operations, which recorded income of €94 million compared to a loss of €382 million a year earlier. The primary factor in this improvement was a positive contribution of €42 million from OSRAM, compared to a negative €354 million in the third quarter a year earlier. That prior-year period included a negative catch-up effect of €443 million (pre-tax), arising when Siemens deemed it no longer highly probable to complete its original plan to dispose of OSRAM via an initial public offering. After the close of the third quarter, Siemens completed the spin-off and listing of OSRAM. Additional information regarding OSRAM is on page 13. Income from discontinued operations related to Siemens IT Solutions and Services was a positive €47 million in the current period compared to a negative €10 million in the same period a year ago.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Increase in operating net working capital holds back Free cash flow

Free cash flow from continuing operations increased to €973 million from €899  million in the same period a year ago. Free cash flow was held back by an increase in operating net working capital of €1.3 billion, in part due to outstanding customer payments in the project business particularly in Energy and Infrastructure & Cities.

Decrease in pension plan underfunding

The estimated underfunding of Siemens’ pension plans as of June 30, 2013 amounted to €8.5 billion, compared to an estimated underfunding of €9.0 billion at the end of the second quarter. Siemens’ defined benefit obligation decreased in the third quarter due to an increase in the discount rate assumption as of June 30, 2013.

Sectors      5

Energy Sector

Revenue and profit decline, orders up

Energy reported third-quarter profit of €430 million, down substantially year-over-year. The Sector took charges of €102 million under the “Siemens 2014” program, primarily for reducing the Sector’s cost structure, adjusting capacity and optimizing its regional footprint. Profit was also held back by €91  million in charges in the Wind Power Division, related to inspecting and retrofitting onshore turbine blades mainly in the U.S. While profit rose at Oil & Gas compared to the prior-year period, Fossil Power Generation and Wind Power posted lower profits and Power Transmission recorded a loss. Siemens decided to ramp down its solar business, and associated expenses contributed to a loss of €47 million for the business compared to a loss of €30 million in the third quarter a year ago.

Competitive pressures remained strong, and Energy’s third-quarter revenue came in 5% lower year-over-year on declines in all Divisions. Orders for the quarter were up 2% year-over-year, on double-digit increases at Oil & Gas, Power Transmission and Wind Power. In contrast, Fossil Power Generation took in a lower volume from large orders compared to the prior-year period, and posted a decline.

On a geographic basis, revenue was up in Asia, Australia and level in Europe/CAME but fell in the Americas due primarily to Wind Power’s on-shore business in the U.S. Orders were higher in Europe/CAME and the Americas but declined in Asia, Australia. The book-to-bill ratio for Energy was 0.81, and its order backlog was €55 billion at the end of the quarter.

Lower revenue, “Siemens 2014” charges reduce profit

Third-quarter profit at Fossil Power Generation came in at €368 million, down substantially from the prior-year period due in part to €57  million in charges for “Siemens 2014.” Profit development was also held back by a 10% decline in revenue, a lower contribution from the service business, and a less favorable revenue mix in the products business. Even so, Fossil Power Generation again accounted for most of the Sector’s profit and was the highest profit performer among all Siemens Divisions. Orders came in 22% lower year-over-year, due mainly to an unusually low volume of large orders particularly in the solutions business. On a geographic basis, revenue rose in Asia, Australia and fell in the other reporting regions. Orders climbed in the Americas but came in substantially lower in Europe/CAME and Asia, Australia.

On-shore business holds back revenue and profit

Third-quarter profit at Wind Power was €21  million, down from €66  million a year earlier. Both periods included burdens on profit. The current period includes the €91 million in charges mentioned above related to wind turbine blades. A year earlier, third-quarter profit was held back by a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment.

Third-quarter revenue came in lower year-over-year due to Wind Power’s onshore business, where the U.S. is the largest national market for the Division. New projects in the U.S. were halted or postponed in the second half of calendar 2012 due to uncertainty regarding the continuation of production tax incentives. The resulting order gap led to a steep drop in revenue in the Americas region for the current quarter compared to a year earlier. In contrast, revenue was up sharply in Europe/CAME. Third-quarter orders were up substantially from a low basis of comparison, and included higher service orders in Europe/CAME.

Sectors      6

Higher profit contribution, substantial order growth

Third-quarter profit at Oil & Gas rose to €133 million from €108  million in the same period a year earlier. The increase was due mainly to a more favorable revenue mix and project execution. The Division recorded €19 million in charges under the “Siemens 2014” program. Revenue for the Division was down 5%, due mainly to the steam turbine business. Orders climbed 28% on higher volume from large orders compared to the prior-year period. On a geographic basis, revenue rose in the Americas and declined in Asia, Australia. Orders grew strongly in Europe/CAME, including a large liquefied natural gas (LNG) order in Russia, and in Asia, Australia.

Multiple challenges and charges lead to loss

Power Transmission reported a loss of €49  million in the third quarter, compared to a profit of €52 million in the same quarter a year earlier. Operational challenges and ongoing price pressure strongly cut back profit in the transformers and high-voltage products businesses compared to the prior-year period. Both quarters included charges related mainly to grid connections to offshore-wind farms, totaling €26 million in the current period and €22 million a year earlier. In addition, the current period includes €26 million in charges for “Siemens 2014.” Third-quarter revenue was down 6% compared to the prior-year level, due primarily to the transformers business. All three reporting regions posted revenue declines year-over-year. In contrast, a higher volume from large orders drove a 17% increase in third-quarter orders year-over-year. On a regional basis, order growth came primarily from Europe/CAME, offsetting a decline in the Americas. The Division expects continuing challenges in coming quarters.

Sectors      7

Healthcare Sector

Strong profit contribution, solid revenue growth

Third-quarter profit in Healthcare rose to €499  million, due primarily to improvements in the Sector’s cost position resulting from its ongoing Agenda 2013 initiative as well as lower charges associated with this initiative. These charges totaled €14 million in the current period compared to €33 million in the prior-year period. While the current period was burdened by a €36  million impairment of an investment at Diagnostics in Italy, the prior-year quarter benefited from the successful pursuit of a patent infringement claim of €34 million.

Reported profit of €72 million at Diagnostics included the €36 million burden mentioned above. As a result, profit came in below the prior-year level of €94 million. Charges associated with Agenda 2013 were €2 million compared to €10 million in the third quarter a year ago. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €42 million in the third quarter. A year earlier, Diagnostics recorded €44 million in PPA effects.

Third-quarter revenue for Healthcare grew 1% year-over-year, led by the Sector’s imaging businesses. Orders declined 1% compared to the prior-year period. On a comparable basis both revenue and orders were up year-over-year. On a regional basis, the Sector’s revenue growth came from Asia-Australia, led by China with double-digit growth. Europe/CAME posted moderate order growth compared to the prior-year period, while Asia, Australia and the Americas posted declines. The book-to bill ratio for the Sector was 0.97, and Healthcare’s order backlog was €7 billion at the end of the third quarter.

The Diagnostics business saw a slight decline in third-quarter revenue, which was €992 million compared to €1.014 billion a year earlier. On a comparable basis, revenue was up slightly. Revenue grew in Asia, Australia but came in lower in Europe/CAME and the Americas.

Sectors      8

Industry Sector

Revenue and orders stable, substantial charges for “Siemens 2014”

Market conditions for Industry showed signs of stabilizing in the third quarter. Orders were up slightly for the period and revenue declined 2% year-over-year. While profit for the quarter came in lower than a year earlier, at €347 million, the major factor in the change was €140 million in “Siemens 2014” charges, primarily to reduce costs associated with administrative processes and improve the Sector’s global footprint. The metals technologies business took €18 million of these charges, and while it closed a number of major orders during the quarter its market conditions remained weak overall.

On a regional basis, revenue was lower in all three reporting regions.

Orders rose in Europe/CAME and Asia, Australia but declined in the Americas. The Sector’s book-to-bill ratio was 1.03 and its order backlog at the end of the quarter was €11 billion.

Sectors      9

Orders stable, business mix improves

Industry Automation contributed €236 million to Sector profit in the third quarter, after taking €59 million in charges related to “Siemens 2014.” Market conditions showed signs of stabilizing and the Division improved its business mix compared to the prior-year period. Revenue and orders declined slightly compared to the third quarter a year earlier. On a regional basis, third-quarter revenue rose in Asia, Australia year-over-year and declined in the other reporting regions. Orders were higher in the Americas and Asia, Australia and lower in Europe/CAME compared to the prior-year period. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €36  million in the current period, down from €39 million year earlier. PPA effects related to long-lived assets from the acquisition of LMS in the second quarter of fiscal 2013 were €11 million. Effects from deferred revenue adjustments and inventory step-ups related to LMS totaled an additional €14 million.

Conditions remain challenging for long-cycle businesses

Profit at Drive Technologies came in at €127  million, below the prior-year level due mainly to €62 million in charges related to “Siemens 2014.” Third-quarter revenue declined 4% year-over-year. Orders were down 6%, due mainly to weak demand in the Division’s long-cycle businesses.

Revenue and orders were lower in all three reporting regions.

Sectors      10

Infrastructure & Cities Sector

Orders climb, “Siemens 2014” charges lead to loss

Infrastructure & Cities recorded €180 million in charges for “Siemens 2014” in the third quarter, resulting in a loss of €15 million for the Sector compared to a profit in the prior-year period. Transportation & Logistics and Building Technologies took the majority of the charges, primarily for increasing cost efficiency in the rail business and improving Building Technologies’ setup in Europe. As a result, profit at Transportation & Logistics also turned negative and profit at Building Technologies declined year-over-year. In contrast, Power Grid Solutions & Products improved its profit compared to the prior-year-quarter.

Revenue for the third quarter grew 4% year-over-year on increases at all businesses except Building Technologies. Third-quarter orders climbed substantially due mainly to Transportation & Logistics, which won a number of large contracts including an order worth €3.0 billion for trains and maintenance in the U.K. On a regional basis, revenue rose in Asia, Australia and Europe/CAME while revenue declined in the Americas. Due to the large contract wins mentioned above, orders more than doubled in Europe/CAME year-over-year, while the other two regions reported moderate declines compared to the prior-year period. The Sector’s book-to-bill ratio was 1.68 and its order backlog at the end of the quarter increased to €29 billion.

Sectors      11

Substantial charges lead to loss

Transportation & Logistics posted a third-quarter loss of €160 million compared to a profit of €61 million a year earlier. The largest factor in the change was €112 million in charges for “Siemens 2014.” Profit at the Rail Systems Division was reduced by additional €51 million due mainly to operational challenges as well as continued influences from low margins associated with large long-term contracts. The acquisition of Invensys Rail during the current quarter led to €31 million in transaction and integration costs. PPA effects related to the Invensys Rail acquisition were €11 million in the current period. Revenue rose 13% year-over-year, benefiting from the acquisition of Invensys Rail. Third-quarter orders rose sharply year-over-year due to the large orders mentioned above, particularly in the U.K.

Profit rises, revenue and orders increase slightly

While markets for low and medium voltage products and smart grids remained challenging in the third quarter, profit at Power Grid Solutions & Products rose 35% year-over-year, to €102 million. This was due primarily to a substantially improved profit performance at the Low and Medium Voltage Division compared to the prior-year period. The Smart Grid Division kept profit stable year-over-year. Charges for “Siemens 2014” totaled €12 million. Revenue and orders for the third quarter were up slightly compared to the prior-year period, as increases in Asia, Australia and Europe/CAME more than offset declines in the Americas.

Improved business mix

Profit at Building Technologies came in at €31 million for the third quarter, below the prior-year level due to €56 million in “Siemens 2014” charges. Selective order intake resulted in a more favorable business mix compared to the prior-year period, particularly including the Division’s higher-margin product and service businesses. Revenue declined slightly year-over-year and orders remained stable. On a geographic basis, revenue rose in Asia, Australia, remained level in Europe/CAME, and declined in the Americas. Orders grew in Asia, Australia and Europe/CAME, while the Americas reported a decline compared to the third quarter a year ago.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Equity Investments turn

positive on NSN effect

Equity Investments posted a profit of €143 million in the current period, compared to a loss of €74 million a year earlier. The change was due to a partial reversal of an impairment of Siemens’ stake in NSN, which was taken in a prior period. This reversal resulted in a positive effect of €301 million in the current period. The quarterly result related to Siemens’ stake in NSN was a loss of €65 million, reduced from a loss of €128 million a year earlier. NSN reported to Siemens that in the current quarter it took €308  million in restructuring charges and other associated items. A year earlier, third-quarter restructuring charges and other associated items related to NSN totaled €190 million. Improved results related to NSN were partly offset by a loss of €89  million related to Siemens’ share in Enterprise Networks Holding B.V. (EN). The loss was due largely to additions to Siemens’ net investment in EN, which resulted in the recognition of previously unrecognized losses.

At the beginning of the fourth quarter, Siemens and Nokia Corporation (Nokia) signed an agreement that Nokia will acquire Siemens’ 50% stake in NSN for a purchase price of €1.700 billion. The cash consideration amounts to €1.200 billion and the remaining €500 million comprise a loan to Nokia, maturing one year after the close of the transaction. Closing is expected in the fourth quarter of fiscal 2013.

Lower income from Financial Services

Financial Services (SFS) continued to execute its growth strategy. Higher total assets year-over-year helped generate a higher interest result compared to the third quarter a year ago. Due primarily to a €42 million impairment of SFS’s equity stake in a power plant project in the U.S., SFS profit (defined as income before income taxes) came in lower, at €73  million compared to €105  million in the prior-year period. Total assets rose to €18.046 billion, a moderate increase from the level at the beginning of the fiscal year.

Corporate Activities, OSRAM and Outlook      13

Corporate Activities

OSRAM

Corporate items and pensions stable year-over-year

Corporate items and pensions reported a loss of €127 million in the third quarter compared to a loss of €128 million in the same period a year earlier. Within these figures, the loss at Corporate items was €13 million compared to a loss of €21 million in the prior-year period. Centrally carried pension expense for the third quarter totaled €114 million compared to €107 million a year earlier.

Lower results from Corporate Treasury

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €27 million in the third quarter of fiscal 2013, compared to a positive €22  million in the same period a year earlier. The change year-over-year was due to lower results from Corporate Treasury activities, which included positive effects from changes in the fair value of interest rate derivatives used for hedging activities in the prior-year period.

Siemens successfully completes OSRAM listing

As of June 30, 2013, Siemens recognized a spin-off liability amounting to €2.2 billion, reflecting 80.5% of the fair value of OSRAM. At the beginning of the fourth quarter, Siemens successfully completed its planned spin-off and listing of OSRAM. As a result, Siemens derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. Siemens will present its remaining 17.0% stake in OSRAM within Equity Investments and has contributed an additional 2.5% stake to the Siemens Pension Trust e.V.

Siemens expects a modest positive result related to the OSRAM spin-off within discontinued operations in the fourth quarter.

Outlook

For fiscal 2013, we expect clear order growth and a moderate decline in revenue compared to the prior year, both on an organic basis. Charges associated with the “Siemens 2014” program in the Sectors are expected to total approximately €1.0 billion for the full fiscal year.

Given these developments and financial results for the first nine months, we expect income from continuing operations of €4.0 billion in fiscal 2013 including the solar business and NSN. This outlook excludes other significant portfolio effects and legal and regulatory matters in the fourth quarter.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three and nine months ended June 30, 2013 and 2012

(in millions of €, per share amounts in €)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012(1)	2013	2012(1)
Revenue	19,248	19,542	55,404	56,741
Cost of goods sold and services rendered	(14,103)	(14,004)	(39,975)	(40,566)

Gross profit	5,145	5,539	15,430	16,174
Research and development expenses	(1,081)	(1,083)	(3,122)	(3,137)
Marketing, selling and general administrative expenses	(2,938)	(2,848)	(8,336)	(8,101)
Other operating income	78	98	277	322
Other operating expense	(57)	(41)	(250)	(171)
Income (loss) from investments accounted for using the equity method, net	188	(26)	352	(391)
Interest income	251	235	710	704
Interest expense	(203)	(190)	(578)	(576)
Other financial income (expense), net	(32)	68	(103)	87

Income from continuing operations before income taxes	1,350	1,753	4,380	4,911
Income taxes	(346)	(600)	(1,249)	(1,494)

Income from continuing operations	1,004	1,152	3,131	3,417
Income (loss) from discontinued operations, net of income taxes	94	(382)	210	(326)

Net income	1,098	770	3,341	3,092

Attributable to:
Non-controlling interests	27	27	64	79
Shareholders of Siemens AG	1,071	743	3,277	3,013
Basic earnings per share
Income from continuing operations	1.16	1.28	3.64	3.81
Income (loss) from discontinued operations	0.11	(0.43)	0.24	(0.38)

Net income	1.27	0.85	3.88	3.43

Diluted earnings per share
Income from continuing operations	1.15	1.27	3.61	3.77
Income (loss) from discontinued operations	0.11	(0.43)	0.24	(0.37)

Net income	1.26	0.84	3.84	3.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited) For the three and nine months ended June 30, 2013 and 2012 (in millions of €)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012(1)	2013	2012(1)
Net income	1,098	770	3,341	3,092
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	404	(1,124)	349	(1,193)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(585)	613	(619)	1,062
Available-for-sale financial assets	34	41	42	122
Derivative financial instruments	41	(146)	83	(76)

	(510)	508	(494)	1,108

Other comprehensive income, net of tax (2)	(106)	(616)	(145)	(85)

Total comprehensive income	992	154	3,196	3,006

Attributable to:
Non-controlling interests	6	42	45	95
Shareholders of Siemens AG	985	112	3,152	2,911

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(12) million and €(22) million, respectively, for the three months ended June 30, 2013 and 2012, and €(126) million and €2 million for the nine months ended June 30, 2013 and 2012, respectively.

Thereof €- million and €(40)  million, respectively, for the three months ended June 30, 2013 and 2012, and €(117) million and €(89)  million for the nine months ended June 30, 2013 and 2012, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2013 (preliminary and unaudited) and September 30, 2012

(in millions of €)

	6/30/13	9/30/12(1)
ASSETS
Current assets
Cash and cash equivalents	6,071	10,891
Available-for-sale financial assets	506	524
Trade and other receivables	15,918	15,220
Other current financial assets	3,372	2,901
Inventories	16,807	15,679
Income tax receivables	698	836
Other current assets	1,353	1,277
Assets classified as held for disposal	6,763	4,799

Total current assets	51,488	52,128

Goodwill	18,225	17,069
Other intangible assets	5,399	4,595
Property, plant and equipment	10,180	10,763
Investments accounted for using the equity method	2,997	4,436
Other financial assets	14,213	14,666
Deferred tax assets	3,055	3,748
Other assets	958	846

Total assets	106,514	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,656	3,826
Trade payables	7,067	8,036
Other current financial liabilities	1,806	1,460
Current provisions	4,630	4,750
Income tax payables	1,751	2,204
Other current liabilities	21,689	20,302
Liabilities associated with assets classified as held for disposal	2,075	2,049

Total current liabilities	42,674	42,627

Long-term debt	19,140	16,880
Pension plans and similar commitments	9,325	9,801
Deferred tax liabilities	593	494
Provisions	3,715	3,908
Other financial liabilities	1,040	1,083
Other liabilities	2,118	2,034

Total liabilities	78,605	76,827

Equity
Common stock, no par value (2)	2,643	2,643
Additional paid-in capital	5,463	6,173
Retained earnings	21,669	22,877
Other components of equity	583	1,058
Treasury shares, at cost (3)	(2,966)	(1,897)

Total equity attributable to shareholders of Siemens AG	27,393	30,855

Non-controlling interests	516	569

Total equity	27,909	31,424

Total liabilities and equity	106,514	108,251

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	38,250,330 and 24,725,674 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended June 30, 2013 and 2012

(in millions of €)

	Three months ended June 30,
	2013	2012(1)
Cash flows from operating activities
Net income	1,098	770
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(94)	382
Amortization, depreciation and impairments	685	678
Income taxes	346	600
Interest (income) expense, net	(48)	(45)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(3)	(8)
(Gains) losses on sales of investments, net (2)	—	(14)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	1
(Income) losses from investments (2)	(180)	26
Other non-cash (income) expenses	233	16
Change in assets and liabilities
(Increase) decrease in inventories	(446)	(166)
(Increase) decrease in trade and other receivables	(894)	39
Increase (decrease) in trade payables	284	63
Change in other assets and liabilities	618	(783)
Additions to assets held for rental in operating leases	(84)	(72)
Income taxes paid	(508)	(433)
Dividends received	156	140
Interest received	212	220

Net cash provided by (used in) operating activities — continuing operations	1,374	1,414
Net cash provided by (used in) operating activities — discontinued operations	114	104

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,489	1,518
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(401)	(514)
Acquisitions, net of cash acquired	(2,008)	(531)
Purchases of investments (2)	(27)	(77)
Purchases of current available-for-sale financial assets	(14)	(10)
(Increase) decrease in receivables from financing activities	(567)	290
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	35	65
Proceeds and (payments) from disposals of businesses	8	—
Proceeds from sales of current available-for-sale financial assets	31	17

Net cash provided by (used in) investing activities — continuing operations	(2,944)	(760)
Net cash provided by (used in) investing activities — discontinued operations	(90)	(123)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(3,034)	(883)
Cash flows from financing activities
Purchase of common stock	(74)	—
Proceeds (payments) relating to other transactions with owners	(19)	20
Proceeds from issuance of long-term debt	305	—
Repayment of long-term debt (including current maturities of long-term debt)	(122)	(4)
Change in short-term debt and other financing activities	31	7

Interest paid	(99)	(162)
Dividends paid to non-controlling interest holders	(26)	(32)
Financing discontinued operations (3)	62	(16)

Net cash provided by (used in) financing activities — continuing operations	57	(186)
Net cash provided by (used in) financing activities — discontinued operations	(24)	18

Net cash provided by (used in) financing activities — continuing and discontinued operations	33	(169)
Effect of exchange rates on cash and cash equivalents	(61)	75
Net increase (decrease) in cash and cash equivalents	(1,573)	541
Cash and cash equivalents at beginning of period	7,943	8,454

Cash and cash equivalents at end of period	6,370	8,996
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	298	32

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	6,071	8,963

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the nine months ended June 30, 2013 and 2012

(in millions of €)

	Nine months ended June 30,
	2013	2012(1)
Cash flows from operating activities
Net income	3,341	3,092
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(210)	326
Amortization, depreciation and impairments	2,045	1,998
Income taxes	1,249	1,494
Interest (income) expense, net	(131)	(128)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(40)	(41)
(Gains) losses on sales of investments, net (2)	(6)	(198)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	1
(Income) losses from investments (2)	(326)	486
Other non-cash (income) expenses	470	41
Change in assets and liabilities
(Increase) decrease in inventories	(943)	(1,569)
(Increase) decrease in trade and other receivables	(879)	(601)
Increase (decrease) in trade payables	(976)	(306)
Change in other assets and liabilities	(337)	(2,167)
Additions to assets held for rental in operating leases	(295)	(264)
Income taxes paid	(1,782)	(1,133)
Dividends received	255	191
Interest received	624	644

Net cash provided by (used in) operating activities — continuing operations	2,055	1,866
Net cash provided by (used in) operating activities — discontinued operations	190	(9)

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,246	1,857
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,140)	(1,448)
Acquisitions, net of cash acquired	(2,727)	(1,272)
Purchases of investments (2)	(223)	(217)
Purchases of current available-for-sale financial assets	(43)	(135)
(Increase) decrease in receivables from financing activities	(1,126)	(943)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	424	466
Proceeds and (payments) from disposals of businesses	(27)	79
Proceeds from sales of current available-for-sale financial assets	62	92

Net cash provided by (used in) investing activities — continuing operations	(4,800)	(3,379)
Net cash provided by (used in) investing activities — discontinued operations	(198)	(530)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(4,998)	(3,909)
Cash flows from financing activities
Purchase of common stock	(1,394)	—
Proceeds (payments) relating to other transactions with owners	(14)	121
Proceeds from issuance of long-term debt	3,772	2,473
Repayment of long-term debt (including current maturities of long-term debt)	(2,153)	(3,193)
Change in short-term debt and other financing activities	978	2,206

Interest paid	(328)	(407)
Dividends paid	(2,528)	(2,629)
Dividends paid to non-controlling interest holders	(134)	(127)
Financing discontinued operations (3)	11	(568)

Net cash provided by (used in) financing activities — continuing operations	(1,792)	(2,123)
Net cash provided by (used in) financing activities — discontinued operations	8	539

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,784)	(1,584)
Effect of exchange rates on cash and cash equivalents	(44)	121
Net increase (decrease) in cash and cash equivalents	(4,580)	(3,516)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	6,370	8,996
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	298	32

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	6,071	8,963

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended June 30, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	6/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	5,353	5,246	6,578	6,962	61	63	6,639	7,025	430	683	2,503	1,116	(54)	(259)	85	116	136	124
Healthcare	3,274	3,316	3,362	3,329	5	15	3,367	3,343	499	396	11,565	11,757	678	786	77	89	159	170
Industry	5,135	5,116	4,569	4,691	422	411	4,990	5,102	347	523	7,670	7,014	614	660	95	109	167	153
Infrastructure & Cities	7,505	4,185	4,285	4,061	172	210	4,456	4,271	(15)	215	6,669	4,012	(196)	(71)	51	68	81	69

Total Sectors	21,266	17,863	18,793	19,042	660	699	19,453	19,741	1,261	1,817	28,407	23,899	1,043	1,115	308	382	543	516
Equity Investments	—	—	—	—	—	—	—	—	143	(74)	2,793	2,715	115	98	—	—	—	—
Financial Services (SFS)	286	274	245	267	41	8	286	274	73	105	18,046	17,405	183	83	8	6	58	64
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	51	62	60	67	2	3	62	70	12	(11)	(281)	(448)	(29)	23	3	1	1	2
Siemens Real Estate (SRE)	631	615	70	80	562	535	632	615	16	22	4,863	5,018	16	(33)	68	102	74	89
Corporate items and pensions	116	134	80	86	37	46	116	132	(127)	(128)	(10,898)	(11,693)	73	22	16	24	18	17
Eliminations, Corporate Treasury and other reconciling items	(1,209)	(1,178)	—	—	(1,302)	(1,290)	(1,302)	(1,290)	(27)	22	63,585	71,354	(428)	(408)	(1)	—	(8)	(10)

Siemens	21,141	17,770	19,248	19,542	—	—	19,248	19,542	1,350	1,753	106,514	108,251	973	899	401	514	685	678

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the nine months ended June 30, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	6/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	21,188	18,244	19,013	19,917	189	171	19,201	20,089	1,392	1,737	2,503	1,116	81	(159)	229	338	410	348
Healthcare	9,890	9,846	9,882	9,822	15	34	9,897	9,857	1,447	1,184	11,565	11,757	1,353	1,010	191	248	478	552
Industry	14,268	15,161	13,060	13,677	1,183	1,197	14,243	14,874	1,196	1,740	7,670	7,014	1,264	1,178	239	269	500	432
Infrastructure & Cities	17,078	12,760	12,143	11,994	516	589	12,658	12,582	140	686	6,669	4,012	(594)	119	150	191	216	200

Total Sectors	62,424	56,010	54,097	55,411	1,902	1,991	56,000	57,402	4,175	5,347	28,407	23,899	2,104	2,149	808	1,046	1,605	1,532
Equity Investments	—	—	—	—	—	—	—	—	286	(593)	2,793	2,715	115	100	—	—	—	—
Financial Services (SFS)	725	660	658	620	68	40	725	660	303	379	18,046	17,405	579	399	54	23	177	201
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	219	213	190	216	7	7	197	224	35	(5)	(281)	(448)	(52)	(31)	5	3	3	4
Siemens Real Estate (SRE)	1,853	1,779	214	244	1,641	1,548	1,854	1,792	59	27	4,863	5,018	(61)	(180)	223	297	214	244
Corporate items and pensions	375	392	246	250	130	142	376	391	(446)	(282)	(10,898)	(11,693)	(438)	(739)	52	81	72	48
Eliminations, Corporate Treasury and other reconciling items	(3,613)	(3,596)	—	—	(3,748)	(3,729)	(3,748)	(3,729)	(31)	39	63,585	71,354	(1,333)	(1,280)	(2)	(2)	(26)	(32)

Siemens	61,984	55,458	55,404	56,741	—	—	55,404	56,741	4,380	4,911	106,514	108,251	915	418	1,140	1,448	2,044	1,998

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended June 30, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	5,353	5,246	2%	3%	(1)%	0%	6,639	7,025	(5)%	(4)%	(2)%	0%	430	683	(37)%	6.5%	9.7%
therein:
Fossil Power Generation	1,907	2,457	(22)%	(22)%	(1)%	0%	2,432	2,699	(10)%	(9)%	(1)%	0%	368	475	(23)%	15.1%	17.6%
Wind Power	631	518	22%	19%	1%	1%	1,373	1,402	(2)%	(1)%	(2)%	0%	21	66	(67)%	1.6%	4.7%
Oil & Gas	1,505	1,175	28%	28%	(1)%	1%	1,294	1,357	(5)%	(3)%	(2)%	1%	133	108	24%	10.3%	7.9%
Power Transmission	1,361	1,160	17%	20%	(3)%	0%	1,527	1,632	(6)%	(4)%	(2)%	0%	(49)	52	n/a	(3.2)%	3.2%
Healthcare Sector	3,274	3,316	(1)%	2%	(3)%	0%	3,367	3,343	1%	4%	(3)%	0%	499	396	26%	14.8%	11.8%
therein:
Diagnostics	992	1,009	(2)%	1%	(3)%	0%	992	1,014	(2)%	1%	(3)%	0%	72	94	(23)%	7.3%	9.2%
Industry Sector	5,135	5,116	0%	0%	(1)%	1%	4,990	5,102	(2)%	(2)%	(1)%	0%	347	523	(34)%	7.0%	10.2%
therein:
Industry Automation	2,282	2,289	0%	0%	(2)%	2%	2,296	2,332	(2)%	(1)%	(1)%	1%	236	273	(14)%	10.3%	11.7%
Drive Technologies	2,131	2,263	(6)%	(5)%	(1)%	0%	2,357	2,445	(4)%	(3)%	(1)%	0%	127	210	(40)%	5.4%	8.6%
Infrastructure & Cities Sector	7,505	4,185	79%	83%	(6)%	3%	4,456	4,271	4%	3%	(1)%	3%	(15)	215	n/a	(0.3)%	5.0%
therein:
Transportation & Logistics	4,575	1,264	>200%	>200%	(17)%	9%	1,647	1,455	13%	6%	(2)%	9%	(160)	61	n/a	(9.7)%	4.2%
Power Grid Solutions & Products	1,584	1,567	1%	3%	(2)%	0%	1,491	1,471	1%	3%	(2)%	0%	102	75	35%	6.8%	5.1%
Building Technologies	1,422	1,423	0%	1%	(1)%	0%	1,381	1,409	(2)%	(1)%	(1)%	0%	31	64	(51)%	2.3%	4.5%

Total Sectors	21,266	17,863	19%	21%	(3)%	1%	19,453	19,741	(1)%	(1)%	(2)%	1%	1,261	1,817	(31)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the nine months ended June 30, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	21,188	18,244	16%	15%	0%	1%	19,201	20,089	(4)%	(5)%	0%	1%	1,392	1,737	(20)%	7.2%	8.6%
therein:
Fossil Power Generation	7,802	7,751	1%	0%	0%	0%	7,461	8,172	(9)%	(9)%	0%	0%	1,305	1,557	(16)%	17.5%	19.1%
Wind Power	5,083	2,627	93%	93%	0%	0%	3,555	3,595	(1)%	(1)%	0%	0%	126	170	(26)%	3.6%	4.7%
Oil & Gas	4,073	3,778	8%	5%	0%	3%	3,816	3,880	(2)%	(5)%	0%	3%	282	329	(14)%	7.4%	8.5%
Power Transmission	4,168	4,273	(2)%	(2)%	(1)%	0%	4,418	4,576	(3)%	(3)%	(1)%	0%	(114)	(262)	57%	(2.6)%	(5.7)%
Healthcare Sector	9,890	9,846	0%	1%	(1)%	0%	9,897	9,857	0%	1%	(1)%	0%	1,447	1,184	22%	14.6%	12.0%
therein:
Diagnostics	2,916	2,914	0%	1%	(1)%	0%	2,916	2,914	0%	1%	(1)%	0%	268	227	18%	9.2%	7.8%
Industry Sector	14,268	15,161	(6)%	(7)%	0%	1%	14,243	14,874	(4)%	(4)%	0%	0%	1,196	1,740	(31)%	8.4%	11.7%
therein:
Industry Automation	6,705	7,160	(6)%	(7)%	0%	1%	6,695	6,915	(3)%	(4)%	0%	1%	745	931	(20)%	11.1%	13.5%
Drive Technologies	6,614	7,071	(6)%	(7)%	0%	0%	6,634	7,029	(6)%	(6)%	0%	0%	443	684	(35)%	6.7%	9.7%
Infrastructure & Cities Sector	17,078	12,760	34%	35%	(2)%	1%	12,658	12,582	1%	0%	0%	1%	140	686	(80)%	1.1%	5.5%
therein:
Transportation & Logistics	8,289	4,155	99%	102%	(5)%	3%	4,333	4,264	2%	(1)%	0%	3%	(370)	163	n/a	(8.5)%	3.8%
Power Grid Solutions & Products	4,753	4,613	3%	3%	0%	0%	4,369	4,284	2%	2%	0%	0%	300	258	16%	6.9%	6.0%
Building Technologies	4,245	4,228	0%	0%	0%	0%	4,158	4,221	(1)%	(2)%	0%	0%	183	226	(19)%	4.4%	5.3%

Total Sectors	62,424	56,010	11%	11%	(1)%	1%	56,000	57,402	(2)%	(3)%	0%	1%	4,175	5,347	(22)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended June 30, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net (3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	430	683	25	14	(5)	(4)	410	672	29	26	107	98	545	797	8.2%	11.3%
therein:
Fossil Power Generation	368	475	5	11	(3)	(3)	366	468	5	5	35	35	406	508
Wind Power	21	66	(2)	1	(1)	(1)	25	66	9	8	28	21	62	94
Oil & Gas	133	108	—	—	—	(1)	133	109	12	11	20	18	165	138
Power Transmission	(49)	52	6	6	(2)	(2)	(53)	48	3	3	25	22	(25)	72
Healthcare Sector	499	396	1	1	(33)	2	531	393	77	86	81	83	689	563	20.5%	16.8%
therein:
Diagnostics	72	94	—	—	(34)	2	106	91	49	52	54	55	209	199
Industry Sector	347	523	(10)	3	(11)	(3)	368	523	79	71	88	82	534	676	10.7%	13.3%
therein:
Industry Automation	236	273	—	1	(2)	—	238	273	65	56	37	35	341	364
Drive Technologies	127	210	(10)	2	(8)	(3)	145	210	12	12	47	44	205	267
Infrastructure & Cities Sector	(15)	215	5	9	8	12	(28)	194	38	28	43	40	54	263	1.2%	6.2%
therein:
Transportation & Logistics	(160)	61	4	7	(1)	(3)	(162)	58	16	3	13	11	(133)	72
Power Grid Solutions & Products	102	75	2	2	—	(1)	100	74	9	10	19	18	127	102
Building Technologies	31	64	—	—	1	—	31	64	14	15	11	12	55	91
Total Sectors	1,261	1,817	22	27	(41)	7	1,280	1,783	223	212	319	304	1,823	2,299

Equity Investments	143	(74)	125	(85)	2	2	15	9	—	—	—	—	15	9
Financial Services (SFS)	73	105	23	30	74	94	(25)	(19)	1	2	57	62	33	45
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	12	(11)	20	—	—	—	(7)	(11)	1	2	1	—	(6)	(9)
Siemens Real Estate (SRE)	16	22	—	—	(27)	(22)	43	44	—	—	73	89	117	133
Corporate items and pensions	(127)	(128)	—	—	11	(23)	(139)	(105)	4	4	14	13	(121)	(88)
Eliminations, Corporate Treasury and other reconciling items	(27)	22	(1)	2	(4)	56	(22)	(36)	—	—	(8)	(10)	(30)	(46)

Siemens	1,350	1,753	188	(26)	16	114	1,146	1,665	230	220	455	458	1,831	2,343

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the three months ended June 30, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the nine months ended June 30, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net (3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	1,392	1,737	(42)	43	(19)	66	1,453	1,628	85	67	325	281	1,863	1,977	9.7%	9.8%
therein:
Fossil Power Generation	1,305	1,557	25	28	(10)	72	1,291	1,457	14	15	103	100	1,408	1,572
Wind Power	126	170	(10)	4	(4)	(5)	140	172	24	19	72	60	237	251
Oil & Gas	282	329	—	—	(2)	(3)	284	332	37	25	59	50	380	407
Power Transmission	(114)	(262)	16	20	(7)	(3)	(123)	(280)	10	7	75	65	(38)	(207)
Healthcare Sector	1,447	1,184	5	5	(30)	(9)	1,471	1,188	238	293	241	259	1,950	1,740	19.7%	17.7%
therein:
Diagnostics	268	227	—	—	(28)	4	296	223	148	181	160	167	604	571
Industry Sector	1,196	1,740	(4)	9	(14)	(10)	1,215	1,742	235	199	266	232	1,715	2,173	12.0%	14.6%
therein:
Industry Automation	745	931	1	2	(3)	(4)	747	933	186	155	106	97	1,039	1,186
Drive Technologies	443	684	(5)	7	(10)	(6)	458	683	43	36	150	126	651	845
Infrastructure & Cities Sector	140	686	23	19	6	22	112	645	94	82	123	118	328	845	2.6%	6.7%
therein:
Transportation & Logistics	(370)	163	17	12	(5)	(11)	(381)	162	23	9	34	33	(324)	205
Power Grid Solutions & Products	300	258	6	7	(5)	(2)	298	253	27	29	53	50	378	333
Building Technologies	183	226	—	—	—	(2)	183	227	44	44	34	35	261	306
Total Sectors	4,175	5,347	(18)	76	(57)	69	4,250	5,202	651	642	954	890	5,855	6,735

Equity Investments	286	(593)	264	(611)	6	6	15	12	—	—	—	—	15	12
Financial Services (SFS)	303	379	67	145	289	288	(53)	(54)	4	5	173	196	124	147
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	35	(5)	42	4	(1)	—	(6)	(9)	2	3	1	1	(3)	(4)
Siemens Real Estate (SRE)	59	27	—	—	(83)	(82)	142	109	1	1	213	243	355	352
Corporate items and pensions	(446)	(282)	—	—	(155)	(191)	(291)	(91)	13	11	59	37	(218)	(43)
Eliminations, Corporate Treasury and other reconciling items	(31)	39	(4)	(5)	30	126	(58)	(82)	—	—	(26)	(32)	(84)	(113)

Siemens	4,380	4,911	352	(391)	29	216	3,999	5,087	670	662	1,374	1,336	6,044	7,085

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the nine months ended June 30, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 31, 2013	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling